UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)*

GENAISSANCE PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE PER SHARE

(Title of Class of Securities)

36867W105 (CUSIP Number)

June 29, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP NO. 36867W105	Page 2 of 18 Pages

1	NAME OF REPORTING PERSONS RAM Trading, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER - 0 -
6 SHARED VOTING POWER 3,263,179 shares of Common Stock[1]
7 SOLE DISPOSITIVE POWER - 0 -
8 SHARED DISPOSITIVE POWER 3,263,179 shares of Common Stock [1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,263,179 shares of Common Stock[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☒ [2]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% as of the date of this filing based on 30,196,772 shares of Common Stock of the Company outstanding as of May 14, 2004.[2]
12	TYPE OF REPORTING PERSON* CO

[1]	See Footnote in Item 4 below.
[2]	Pursuant to the terms of an agreement between the Company and the Reporting Persons, the Reporting Persons may not convert their shares of Series A Preferred Stock or exercise their Warrant for shares of Common Stock to the extent that after giving effect to such conversion or exercise, the Reporting Persons would “beneficially own” more than 9.99% of the Company’s outstanding Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

CUSIP NO. 36867W105	Page 3 of 18 Pages

1	NAME OF REPORTING PERSONS Ritchie Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER - 0 -
6 SHARED VOTING POWER 3,263,179 shares of Common Stock[1]
7 SOLE DISPOSITIVE POWER - 0 -
8 SHARED DISPOSITIVE POWER 3,263,179 shares of Common Stock[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,263,179 shares of Common Stock[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☒ [2]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% as of the date of this filing based on 30,196,772 shares of Common Stock of the Company outstanding as of May 14, 2004.[2]
12	TYPE OF REPORTING PERSON* CO; HC

[1]	See Footnote in Item 4 below.
[2]	Pursuant to the terms of an agreement between the Company and the Reporting Persons, the Reporting Persons may not convert their shares of Series A Preferred Stock or exercise their Warrant for shares of Common Stock to the extent that after giving effect to such conversion or exercise, the Reporting Persons would “beneficially own” more than 9.99% of the Company’s outstanding Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

CUSIP NO. 36867W105	Page 4 of 18 Pages

1	NAME OF REPORTING PERSONS RAM Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois limited liability company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER - 0 -
6 SHARED VOTING POWER 3,263,179 shares of Common Stock[1]
7 SOLE DISPOSITIVE POWER - 0 -
8 SHARED DISPOSITIVE POWER 3,263,179 shares of Common Stock[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,263,179 shares of Common Stock[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☒ [2]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% as of the date of this filing based on 30,196,772 shares of Common Stock of the Company outstanding as of May 14, 2004.[2]
12	TYPE OF REPORTING PERSON* CO; HC

[1]	See Footnote in Item 4 below.
[2]	Pursuant to the terms of an agreement between the Company and the Reporting Persons, the Reporting Persons may not convert their shares of Series A Preferred Stock or exercise their Warrant for shares of Common Stock to the extent that after giving effect to such conversion or exercise, the Reporting Persons would “beneficially own” more than 9.99% of the Company’s outstanding Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

CUSIP NO. 36867W105	Page 5 of 18 Pages

1	NAME OF REPORTING PERSONS RAM Capital Investments, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER - 0 -
6 SHARED VOTING POWER 3,263,179 shares of Common Stock[1]
7 SOLE DISPOSITIVE POWER - 0 -
8 SHARED DISPOSITIVE POWER 3,263,179 shares of Common Stock[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,263,179 shares of Common Stock[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☒ [2]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% as of the date of this filing based on 30,196,772 shares of Common Stock of the Company outstanding as of May 14, 2004.[2]
12	TYPE OF REPORTING PERSON* CO; HC

[1]	See Footnote in Item 4 below.
[2]	Pursuant to the terms of an agreement between the Company and the Reporting Persons, the Reporting Persons may not convert their shares of Series A Preferred Stock or exercise their Warrant for shares of Common Stock to the extent that after giving effect to such conversion or exercise, the Reporting Persons would “beneficially own” more than 9.99% of the Company’s outstanding Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

CUSIP NO. 36867W105	Page 6 of 18 Pages

1	NAME OF REPORTING PERSONS THR, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER - 0 -
6 SHARED VOTING POWER 3,263,179 shares of Common Stock[1]
7 SOLE DISPOSITIVE POWER - 0 -
8 SHARED DISPOSITIVE POWER 3,263,179 shares of Common Stock[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,263,179 shares of Common Stock[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☒ [2]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% as of the date of this filing based on 30,196,772 shares of Common Stock of the Company outstanding as of May 14, 2004. [2]
12	TYPE OF REPORTING PERSON* CO; HC

[1]	See Footnote in Item 4 below.
[2]	Pursuant to the terms of an agreement between the Company and the Reporting Persons, the Reporting Persons may not convert their shares of Series A Preferred Stock or exercise their Warrant for shares of Common Stock to the extent that after giving effect to such conversion or exercise, the Reporting Persons would “beneficially own” more than 9.99% of the Company’s outstanding Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

CUSIP NO. 36867W105	Page 7 of 18 Pages

1	NAME OF REPORTING PERSONS A.R. Thane Ritchie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER - 0 -
6 SHARED VOTING POWER 3,263,179 shares of Common Stock[1]
7 SOLE DISPOSITIVE POWER - 0 -
8 SHARED DISPOSITIVE POWER 3,263,179 shares of Common Stock[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,263,179 shares of Common Stock[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☒ [2]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% as of the date of this filing based on 30,196,772 shares of Common Stock of the Company outstanding as of May 14, 2004.[2]
12	TYPE OF REPORTING PERSON* CO; HC

[1]	See Footnote in Item 4 below.
[2]	Pursuant to the terms of an agreement between the Company and the Reporting Persons, the Reporting Persons may not convert their shares of Series A Preferred Stock or exercise their Warrant for shares of Common Stock to the extent that after giving effect to such conversion or exercise, the Reporting Persons would “beneficially own” more than 9.99% of the Company’s outstanding Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

CUSIP NO. 36867W105	Page 8 of 18 Pages

1	NAME OF REPORTING PERSONS Ritchie Capital Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER - 0 -
6 SHARED VOTING POWER 3,263,179 shares of Common Stock[1]
7 SOLE DISPOSITIVE POWER - 0 -
8 SHARED DISPOSITIVE POWER 3,263,179 shares of Common Stock[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,263,179 shares of Common Stock[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☒ [2]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% as of the date of this filing based on 30,196,772 shares of Common Stock of the Company outstanding as of May 14, 2004.[2]
12	TYPE OF REPORTING PERSON* CO; HC

[1]	See Footnote in Item 4 below.
[2]	Pursuant to the terms of an agreement between the Company and the Reporting Persons, the Reporting Persons may not convert their shares of Series A Preferred Stock or exercise their Warrant for shares of Common Stock to the extent that after giving effect to such conversion or exercise, the Reporting Persons would “beneficially own” more than 9.99% of the Company’s outstanding Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

CUSIP NO. 36867W105	Page 9 of 18 Pages

1	NAME OF REPORTING PERSONS Ritchie Long / Short Trading, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER - 0 -
6 SHARED VOTING POWER 3,263,179 shares of Common Stock[1]
7 SOLE DISPOSITIVE POWER - 0 -
8 SHARED DISPOSITIVE POWER 3,263,179 shares of Common Stock[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,263,179 shares of Common Stock[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☒ [2]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% as of the date of this filing based on 30,196,772 shares of Common Stock of the Company outstanding as of May 14, 2004.[2]
12	TYPE OF REPORTING PERSON* CO

[1]	See Footnote in Item 4 below.
[2]	Pursuant to the terms of an agreement between the Company and the Reporting Persons, the Reporting Persons may not convert their shares of Series A Preferred Stock or exercise their Warrant for shares of Common Stock to the extent that after giving effect to such conversion or exercise, the Reporting Persons would “beneficially own” more than 9.99% of the Company’s outstanding Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

CUSIP NO. 36867W105	Page 10 of 18 Pages

1	NAME OF REPORTING PERSONS Ritchie Long/Short Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER - 0 -
6 SHARED VOTING POWER 3,263,179 shares of Common Stock[1]
7 SOLE DISPOSITIVE POWER - 0 -
8 SHARED DISPOSITIVE POWER 3,263,179 shares of Common Stock[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,263,179 shares of Common Stock[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☒ [2]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% as of the date of this filing based on 30,196,772 shares of Common Stock of the Company outstanding as of May 14, 2004.[2]
12	TYPE OF REPORTING PERSON* CO; HC

[1]	See Footnote in Item 4 below.
[2]	Pursuant to the terms of an agreement between the Company and the Reporting Persons, the Reporting Persons may not convert their shares of Series A Preferred Stock or exercise their Warrant for shares of Common Stock to the extent that after giving effect to such conversion or exercise, the Reporting Persons would “beneficially own” more than 9.99% of the Company’s outstanding Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

CUSIP NO. 36867W105	Page 11 of 18 Pages

1	NAME OF REPORTING PERSONS Ritchie Multi-Strategy, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER - 0 -
6 SHARED VOTING POWER 3,263,179 shares of Common Stock[1]
7 SOLE DISPOSITIVE POWER - 0 -
8 SHARED DISPOSITIVE POWER 3,263,179 shares of Common Stock[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,263,179 shares of Common Stock[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☒ [2]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% as of the date of this filing based on 30,196,772 shares of Common Stock of the Company outstanding as of May 14, 2004.[2]
12	TYPE OF REPORTING PERSON* CO; HC

[1]	See Footnote in Item 4 below.
[2]	Pursuant to the terms of an agreement between the Company and the Reporting Persons, the Reporting Persons may not convert their shares of Series A Preferred Stock or exercise their Warrant for shares of Common Stock to the extent that after giving effect to such conversion or exercise, the Reporting Persons would “beneficially own” more than 9.99% of the Company’s outstanding Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

CUSIP NO. 36867W105	Page 12 of 18 Pages

1	NAME OF REPORTING PERSONS Ritchie Multi-Strategy (Cayman), Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER - 0 -
6 SHARED VOTING POWER 3,263,179 shares of Common Stock[1]
7 SOLE DISPOSITIVE POWER - 0 -
8 SHARED DISPOSITIVE POWER 3,263,179 shares of Common Stock[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,263,179 shares of Common Stock[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☒ [2]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% as of the date of this filing based on 30,196,772 shares of Common Stock of the Company outstanding as of May 14, 2004.[2]
12	TYPE OF REPORTING PERSON* CO; HC

[1]	See Footnote in Item 4 below.
[2]	Pursuant to the terms of an agreement between the Company and the Reporting Persons, the Reporting Persons may not convert their shares of Series A Preferred Stock or exercise their Warrant for shares of Common Stock to the extent that after giving effect to such conversion or exercise, the Reporting Persons would “beneficially own” more than 9.99% of the Company’s outstanding Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

Item 1	(a).	Name of Issuer:

Genaissance Pharmaceuticals, Inc. (the “Company”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

Five Science Park New Haven, Connecticut 06511

Item 2	(a).	Name of Persons Filing:

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

Item 2	(c).	Citizenship:

RAM Trading, Ltd. c/o Caledonian Bank & Trust Limited Caledonian House P.O. Box 1043 George Town, Grand Cayman Cayman Islands corporation

Ritchie Capital Management, L.L.C. 2100 Enterprise Avenue Geneva, Illinois 60134 Delaware limited liability company

RAM Capital, L.L.C. 2100 Enterprise Avenue Geneva, Illinois 60134 Illinois limited liability company

RAM Capital Investments, Ltd. c/o Caledonian Bank & Trust Limited Caledonian House P.O. Box 1043 George Town, Grand Cayman Cayman Islands corporation

THR, Inc. 2100 Enterprise Avenue Geneva, Illinois 60134 Illinois corporation

A.R. Thane Ritchie 2100 Enterprise Avenue Geneva, Illinois 60134 U.S. Citizen

Ritchie Capital Management, Ltd. c/o M&C Corporate Services Limited P.O. Box 1043 George Town, Grand Cayman

Ritchie Long/Short Fund Ltd. c/o M&C Corporate Services Limited P.O. Box 1043 George Town, Grand Cayman Cayman Islands corporation

Ritchie Long/Short Trading Ltd. c/o M&C Corporate Services Limited P.O. Box 1043 George Town, Grand Cayman Cayman Islands corporation

Ritchie Multi-Strategy, Ltd. c/o M&C Corporate Services Limited P.O. Box 1043 George Town, Grand Cayman Cayman Islands corporation

Ritchie Multi-Strategy (Cayman), Ltd. c/o M&C Corporate Services Limited P.O. Box 1043 George Town, Grand Cayman Cayman Islands corporation

As required by Rule 13d-1(k)(1), Exhibit 1 to this Schedule 13G contains the Joint Filing Agreement entered into by each of the persons filing this joint Schedule 13G.

Item 2	(d).	Title of Class of Securities:

Common Stock, $.001 par value per share (“Common Stock”)

Item 2	(e).	CUSIP Number:

36867W105

Item 3.	If this Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the persons filing are:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐ Bank as defined in Section 3 (a) (6) of the Exchange Act;

	(c)	☐ Insurance company as defined in Section 3 (a) (19) of the Exchange Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

	(e)	☐ An investment adviser in accordance with Rule 13d-1 (b) (1) (ii) (E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1 (b) (1) (ii) (F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1 (b) (1) (ii) (G);

	(h)	☐ A savings association as defined in Section 3 (b) of the Federal Deposit Insurance Act;

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section (c) (14) of the Investment Company Act;

	(j)	☐ Group, in accordance with Rule 13d-1 (b) (1) (ii) (J);

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4.	Ownership:

See Items 5 through 9 and Item 11 on pages 2 through 7.

(a) Amount beneficially owned:

3,263,179 shares of Common Stock

(b) Percent of class:

9.9%

(The percentage beneficial ownership was calculated based on 30,196,772 shares of Common Stock outstanding, plus the shares of stock issuable upon conversion of the 460,000 shares of convertible preferred shares (10 to 1 ratio) owned by the Reporting Persons and the shares of stock issuable upon exercise of the warrants giving the Reporting Persons the right to purchase shares of Common Stock). Pursuant to the terms of an agreement between the Company and the Reporting Persons, the Reporting Persons may not convert their shares of Series A Preferred Stock or exercise their Warrant for shares of Common Stock to the extent that after giving effect to such conversion or exercise, the Reporting Persons would “beneficially own” more than 9.99% of the Company’s outstanding Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote -

- 0 -

(ii) Shared power to vote or direct the vote -

3,263,179 shares of Common Stock

(iii) Sole power to dispose or to direct the disposition of -

- 0 -

(iv) Shared power to dispose or to direct the disposition of -

3,263,179 shares of Common Stock

Item 5.	Ownership of Five Percent or Less of a Class:

NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group:

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group:

NOT APPLICABLE

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

* Michael J. Allara is signing on behalf of A.R. Thane Ritchie as attorney-in-fact pursuant to a power of attorney attached as Exhibit 2 hereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2004

RAM TRADING, LTD.

By:	Ritchie Capital Management, L.L.C., its Investment Manager

	By:	/s/ Michael J. Allara
	Name:	Michael J. Allara
	Title:	Authorized Signatory

RITCHIE CAPITAL MANAGEMENT, L.L.C.

	By:	/s/ Michael J. Allara
	Name:	Michael J. Allara
	Title:	Authorized Signatory

RAM CAPITAL, L.L.C.

By:	Ritchie Capital Management, L.L.C., its Investment Manager

	By:	/s/ Michael J. Allara
	Name:	Michael J. Allara
	Title:	Authorized Signatory

RITCHIE LONG/SHORT TRADING, LTD.

	By:	/s/ Michael J. Allara
	Name:	Michael J. Allara
	Title:	Authorized Signatory

RAM CAPITAL INVESTMENTS, LTD.

By:	Ritchie Capital Management, L.L.C., its Investment Manager

	By:	/s/ Michael J. Allara
	Name:	Michael J. Allara
	Title:	Authorized Signatory

THR, INC.

By:	/s/ Michael J. Allara
	Name:	Michael J. Allara
	Title:	Authorized Signatory

A.R. THANE RITCHIE

/s / Michael J. Allara
Michael J. Allara, attornye-in-fact*

RITCHIE CAPITAL MANAGEMENT, LTD.

	By:	/s/ Michael J. Allara
	Name:	Michael J. Allara
	Title:	Authorized Signatory

RITCHIE LONG/SHORT FUND, LTD.

	By:	/s/ Michael J. Allara
	Name:	Michael J. Allara
	Title:	Authorized Signatory

RITCHIE MULTI-STRATEGY, LTD.

	By:	/s/ Michael J. Allara
	Name:	Michael J. Allara
	Title:	Authorized Signatory

RITCHIE MULTI-STRATEGY (CAYMAN), LTD.

	By:	/s/ Michael J. Allara
	Name	: Michael J. Allara
	Title:	Authorized Signatory

Exhibit 2

The undersigned hereby constitutes and appoints Michael Allara as the undersigned’s true and lawful authorized representative and attorney-in-fact to execute for and on behalf of the undersigned and to file with the United States Securities and Exchange Commission and any other authority: (a) any Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned’s responsibilities to comply with Section 16 or Section 13 or any other provision of the 1934 Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file any Forms 3, 4 and 5 or Schedule 13D or 13G, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of March 12, 2004.

/s/ A.R. Thane Ritchie
A.R. Thane Ritchie